POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310   (713) 688-0622 Fax

January 16, 20067

U.S. Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated December 28, 2006
Power Technology, Inc.
File no. 0-24857
Schedule 14A Preliminary Proxy Materials

Dear Ms. Fisher:

To follow are Power Technology, Inc.’s (the “Registrant”) responses to your comment letter dated December 28, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A.

SEC COMMENTS / RESPONSES

Comment # 1

We have amended the filing to distinguish between “void” and “voidable” shares under Nevada law, in accordance with the instructions of our counsel. A redline version of the revised Schedule 14A showing the modifications is submitted herewith to expedite your review and comparison.

Comment # 2

We have addressed items consistent with counsel’s conclusions and opinions, including the inability of counsel to provide an opinion regarding the listed issues. A redline version of the revised Schedule 14A is submitted herewith to expedite your review and comparison. Specifically, we have addressed counsel’s inability to provide an opinion regarding whether the shares are “void” or merely “voidable”; whether the shares are overissued under Nevada law; and whether the shareholder approval now corrects the unauthorized issuances.

Comment # 3

We have removed inconsistencies as instructed. References to “correcting and remedying” the prior issuances have been eliminated.

Comment # 4

Counsel has advised us that they will submit a revised letter removing the limitation cited in your comment letter.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board